Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

RESTATED CERTIFICATE OF INCORPORATION

OF

KLA CORPORATION

KLA Corporation (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. That Article FOURTH of the Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

The aggregate number of shares of stock which the corporation shall have authority to issue shall be 5,001,000,000 shares, with the par value of each of such shares being $0.001. These shares shall be divided into the following classes:

(1) 5,000,000,000 shares shall be designated as Common Stock; and

(2) 1,000,000 shares shall be designated as Preferred Stock.

The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the certificate or certificates establishing the series of Preferred Stock.

Upon the effectiveness of the filing of this Certificate of Amendment (the “Effective Time”), each share of common stock, par value $0.001 per share (the “Old Common Stock”) issued and outstanding or held in treasury immediately prior to the Effective Time shall be reclassified as ten (10) shares of Common Stock (the “Stock Split”). From and after the Effective Time, each book-entry share or certificate, as applicable, representing shares of Old Common Stock shall thereafter represent the number of shares of Common Stock into which such shares have been reclassified at the Effective Time pursuant to the Stock Split; provided, however, that each person holding of record a certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of Common Stock to which such person is entitled as a result of the Stock Split based on the number of shares of Old Common Stock held by such person immediately prior to the Effective Time.

2. The said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

3. This Certificate of Amendment shall become effective at 11:59 p.m. (Eastern Time) on June 11, 2026.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed on this 1st day of June, 2026.

By:	/s/ Bren Higgins
Name: Bren Higgins
Title: Executive Vice President and Chief Financial Officer